SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A3 (Amendment No. 3)
                    Under the Securities Exchange Act of 1934

                        RegeneRx Biopharmaceuticals, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    020910105
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                                 (CUSIP Number)

                              James Robinson, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 2, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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




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CUSIP No.  020910105
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      (1) NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria SpA
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS AF
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Italy
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
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                  (8)    SHARED VOTING POWER
     Owned               10,138,309
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    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
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  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,138,309
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,138,309
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
           [  ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.6% (based on 34,274,643 shares of Common Stock outstanding on June 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004, 1,382,488 shares issued upon exercise of the 2003 Warrants (as defined below) and 263,157 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below)).
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      (14) TYPE OF REPORTING PERSON
           CO
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




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CUSIP No.  020910105
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      (1) NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmaceutica L.d.a.
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4) SOURCE OF FUNDS WC
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Portugal
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
--------------------------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               10,138,309
--------------------------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
--------------------------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,138,309
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,138,309
--------------------------------------------------------------------------------
      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.6% (based on 34,274,643 shares of Common Stock outstanding on June 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004,
           1,382,488 shares issued upon exercise of the 2003 Warrants (as defined below) and 263,157 shares of Common Stock issuable upon exercise of the 2004 Warrant (as defined below)).
--------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON
           CO
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




Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 23, 2003, as amended by the Amendment No. 1 filed with the SEC on January 26, 2004 and Amendment No. 2 filed with the SEC on September 9, 2004 by Sigma-Tau Finanziaria SpA, an Italian corporation, and Defiante Farmaceutica, L.d.a., a Portugese corporation ("Defiante", and together with Sigma Tau, the "Reporting Parties") with respect to the Common Stock, $0.01 par value, of RegeneRx Biopharmaceuticals, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 700, Bethesda, Maryland 20814, solely to file the exhibit listed below.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

     1. Warrant Amendment Agreement dated as of September 2, 2004 between Issuer and Defiante.(1)


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1    Filed herewith.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Date:  September 22, 2004



                                  SIGMA-TAU FINANZIARIA SPA



                                  By:   /s/ Antonio Nicolai
                                        -------------------------------
                                        Name:  Antonio Nicolai
                                        Title: Managing Director


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.d.a. is true, complete and correct.

Date:  September 22, 2004



                                    DEFIANTE FARMACEUTICA L.D.A.



                                    By:   /s/ Pedro Moreira da Cruz Quintas
                                          -------------------------------------
                                          Name:  Pedro Moreira da Cruz Quintas
                                          Title: Director






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




                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

1. Warrant Amendment Agreement dated as of September 2, 2004 between Issuer and Defiante.(1)





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1    Filed herewith.





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